Mail Stop 3561

June 21, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Patrick J. Ottensmeyer
Chief Financial Officer
427 West 12th Street
Kansas City, Missouri 64105

**Re:	Kansas City Southern
	Form 10-K for the year ended December 31, 2006
	Filed February 27, 2007
	File No. 001-04717**

Dear Mr. Ottensmeyer:

We have reviewed your response letter dated June 15, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-K for the year ended December 31, 2006</u>

<u>Management's Discussion and Analysis</u>

<u>– Results of Operations, page 29</u>

– Year Ended December 31, 2006 Compared with the Year Ended December 31, 2005
- Mexico Segment, page 32

1. We note from your response to our prior comment 4 that you believe the quantification of the impact of fuel surcharge on revenues and operating income is not practical and is not consistent with the disclosures made by your peers in the transportation industry. We do not concur, however, that providing tabular financial information reflecting the amount of fuel surcharge revenue would be impractical, as evidenced by the fact that many of the other companies in the transportation industry do provide this information in the MD&A sections of their annual reports filed on Form 10-K. Furthermore, a number of public reporting transportation companies also separately disclose fuel surcharge revenues as a separate component of revenues on the face of their consolidated statements of operations. As it appears the amounts of fuel surcharge revenues appear to materially vary from period-to-period, we continue to believe that disclosure of the amounts of fuel surcharge revenue as part of your MD&A discussion on the changes in revenues will allow the readers to better assess the impact or changes on revenues from this item on a period-to-period basis. As previously requested, in future filings, please provide tabular financial information reflecting this significant component of your revenues separately. In this regard, you can still present the current tabular information on total revenues that include fuel surcharge revenues with additional tabular information that details the amount of fuel surcharge revenues by period with appropriate disclosure stating this is a significant separate component of revenues included in the amount of total revenues.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant